United States securities and exchange commission logo





                              June 3, 2020

       Patrick Dugan
       Chief Financial Officer
       Westinghouse Air Brake Technologies Corp.
       30 Isabella St.
       Pittsburgh, PA 15212

                                                        Re: WESTINGHOUSE AIR
BRAKE TECHNOLOGIES CORP
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Filed February 24,
2020
                                                            File No. 033-90866

       Dear Mr. Dugan:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2019

       Backlog, page 9

   1. We note that backlog appears to represent an important metric to your investors and it increased significantly
from $4 billion as of December 31, 2018 to $22 billion as of
                                                        December 31, 2019. As
backlog is not a measure defined by generally accepted
                                                        accounting principles,
your methodology for determining backlog may not be comparable to the methodology used
by other companies. Please expand your disclosures to provide the following
additional information:
                                                          To allow better
insight into changes in your backlog from period-to-period, provide a roll-forward of
your total backlog. The roll-forward should include current period beginning and
ending balances, current period additions, cancellations, and amounts recognized in
revenue, as well as any other major categories relevant to your facts and circumstances.
Additionally, provide qualitative discussion for significant changes or trends
to the extent they are not apparent from the roll-forward or existing
 Patrick Dugan
Westinghouse Air Brake Technologies Corp.
June 3, 2020
Page 2
             disclosure.
             If relevant, discuss any changes in the methodology used to determine your backlog from period-to-period.
           To the extent any of your backlog is not moving forward as planned, quantify and discuss such amounts.
           To the extent foreign exchange movements have a material impact on your backlog, please quantify and disclose those amounts.
           Discuss any unusual margin trends in your backlog.
         Refer to Item 101(c)(1)(viii) for additional guidance.
Liquidity and Capital Resources
Cash Pooling, page 39

2. Given the significance of your international operations and your cash pooling arrangements outside the United States, please quantify where your current cash balances are located and your ability to repatriate the cash if necessary. Critical Accounting Estimates
Goodwill and Indefinite-Lived Intangibles, page 43

3. Please enhance future disclosures to identify the number of reporting units where goodwill is allocated and tested for impairment. Additionally, disclose the following information for each reporting unit that is at risk as defined in ASC Topic 350 (i.e., fair value is not substantially in excess of the carrying value):
           The percentage by which fair value exceeded carrying value as of the date of the most recent test and the amount of goodwill allocated to the reporting unit.
           A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible.
           A description of the potential events and/or changes in circumstance that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of
Release 33-8350.
Consolidated Statements of Income, page 58

4. Your Statement of Income includes the subtotal Gross Profit. Please include disclosure in
FirstName LastNamePatrick Dugan
       future filings to indicate if you include depreciation or amortization in cost of goods sold
Comapany NameWestinghouse Air Brake Technologies Corp. amortization in cost of sales, or cost of services. If you do not include depreciation or June 3,pleasePage 2 your presentation to comply with SAB Topic 11:B.
        2020 revise
FirstName LastName
 Patrick Dugan
FirstName LastNamePatrick Dugan Corp.
Westinghouse Air Brake Technologies
Comapany NameWestinghouse Air Brake Technologies Corp.
June 3, 2020
June 3, 2020 Page 3
Page 3
FirstName LastName
Notes to the Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Goodwill and Intangible Assets, page 62

5. Your disclosure indicates that the discounted cash flow approach and the market approach were used to estimate the fair value of each reporting unit using a weighting of 75% and
         25%, respectively. Please enhance future disclosures to explain why you believe using these two approaches with the weighting described is an accurate estimate of the fair value.
Revenue Recognition, page 63

6. Your disclosure indicates that revenue is recognized at a point in time and over time.
         Please tell us your consideration of ASC 606-10-50-5 and 606-10-55-91f in quantifying revenue for these categories.
7. Intangible Assets, page 70

7. We note from your disclosure that as a result of the GE Transportation acquisition you recorded $550 million of the purchase price to customer relationships, and the weighted average useful life remaining is 18 years. Please explain to us how you determined the estimated useful life for this intangible asset. Please also tell us and revise future disclosures to clarify whether you are amortizing this asset utilizing the straight line method or another acceptable method. We note in many instances, customer relationships may dissipate at a more rapid rate in the earlier periods following a company's succession to these relationships, with the rate of attrition declining over time until relatively few customers or contracts remain who persist for an extended period. Under this pattern, a significant amount of cash flows derived from the acquired customer base may be recognized in earlier periods and then fall to a materially reduced level in later years. In this regard, if you are using the straight line method of amortization, please tell us what consideration was given to using an accelerated method of amortization for purposes of amortizing your customer relationship intangibles to expense, as it appears that this may result in a more systematic allocation of the intangibles cost to the periods benefited.
         Refer to ASC 350-30-35-3 and 35-6.
8. We also note you recorded $1,440 million in backlog as a result of your acquisition of GE
         Transportation and that the weighted average useful life of the backlog intangible asset is
         14 years. Please revise future disclosures and tell us why the backlog asset has such a long useful life considering approximately 25% of backlog at December 31, 2019 is expected to be realized in fiscal 2020. Further, please also disclose whether this asset is being amortized using the straight line method, and if so, why this is the most appropriate representation of your utilization of the asset.
 Patrick Dugan
FirstName LastNamePatrick Dugan Corp.
Westinghouse Air Brake Technologies
Comapany NameWestinghouse Air Brake Technologies Corp.
June 3, 2020
Page 4
June 3, 2020 Page 4
FirstName LastName
21. Segment Information, page 92

9. Other international sales in the geographical breakdown represents nearly 20% of total sales. In future filings please break down other international sales into more meaningful information. For example, consider providing subtotals of geographic information by groups of countries. If the information can not be subdivided, please explain why. We refer you to ASC 280-10-50-41 and 280-10-55-24.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Mindy Hooker, Accountant, at (202) 551-3732 or Melissa Raminpour,
Branch Chief, at (202) 551-3379 if you have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing